FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

October 27, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on October 27, 2014

Item 4.

Summary of Material Change

See attached copy of the October 27, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the October 27, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

October 27, 2014

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

NEWS RELEASE

October 27, 2014

TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

Alberta Star Options Archie Lake Property from NioCorp;
Alberta Star to subscribe for private placement for $1,540,000

Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF; Frankfurt: QLD) (“Alberta Star”) is pleased to announce the signing of an option agreement (the “Option Agreement”) with NioCorp Developments Ltd. (“NioCorp”) on NioCorp’s 100% owned Archie Lake property (the “Property”) located in northern Saskatchewan.  As part and parcel to the Option Agreement, Alberta Star will subscribe for $1,540,000 (the “Private Placement”) in NioCorp’s previously announced brokered financing of special warrants (“Special Warrants”) at a price of $0.55 per Special Warrant. See NioCorp’s news release dated October 22, 2014 for more information regarding the Special Warrants.

Under the terms of the Option Agreement, Alberta Star will have the right to earn up to a 60% interest in the Property, which comprises one mineral claim totaling 2,108 hectares, by completing a total of $1,750,000 in qualifying work on the Property prior to October 20, 2017.  The expenditures include completion of a minimum of $250,000 in work prior to October 20, 2015, a further $500,000 on or before October 20, 2016, and a further $1,000,000 on or before October 20, 2017. The Option Agreement is subject to the approval of the TSX Venture Exchange (the “TSXV”) on behalf of both NioCorp and Alberta Star. In addition, Alberta Star’s participation in the Private Placement is subject to the approval of the TSXV. The Property is subject to a 2% net smelter returns royalty in favour of past owners. Alberta Star and NioCorp are at arm’s length. No finder’s fees are payable in connection with the Option Agreement. Cash commissions may be payable in connection with Alberta Star’s participation in the Private Placement.

Information Regarding the Archie Lake Property

The Property comprises one mineral claim totaling 2,108 hectares located approximately 50 km west of Uranium City and approximately 5 km north of Lake Athabasca, Saskatchewan.  The Archie Lake claim is surrounded by Fission 3.0 Corp’s Beaver River claims.

The Property is a syn-sedimentary, or paleo-placer type deposit. The rare earth elements are hosted within monazite crystals which can constitute as much as 50% of the rock. Monazite is a Ce-La-Nd- phosphate mineral that typically is more amenable to appreciable recoveries when compared to other rare earth bearing silicate minerals.

Historic assessment reports from the 1970’s yield assays of up to 15.7% RE2O3, thorium and trace amounts of uranium. The main showing occurs within a 5 meter wide zone that is traceable for 600 meters. Individual rare earth elements are in the following order of abundance: lanthanum, cerium, neodymium, gadolinium, lutetium, terbium and ytterbium, with trace amounts of scandium and yttrium.

As part of a 2009 exploration program, approximately 250 meters of the mineralized zone was covered by the field crew. A total of 36 rock samples were collected from six historic trenches and one small blast pit at the property. Five samples exceeded the testing laboratory’s detection limits for one to four of the lanthanides (Ce, La, Nd, and Pr) and a total of eighteen samples exceeded 2% REE+Y, of which six exceeded 5% REE+Y and three exceeded 10% REE+Y. One sample returned 29.9% REE+Y.

A 2010 exploration included a high resolution airborne magnetic and radiometric survey, property-wide prospecting and sampling, and surface sampling along the northerly strike extension of the known mineralized horizon. Highlights from the 2010 exploration included: confirmation of the geophysical signature associated with the rare earth element (REE) bearing horizon and identification of new target locations; samples from northerly extensions of the mineralized horizon return peak results of 3.32% total rare earth oxide (TREO); and identification of new locations of anomalous REE mineralization associated with parallel trends, with peak values of 0.73% TREO from surface outcrops.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the results of exploration activities - that could cause actual results to differ materially from Alberta Star’s expectations are disclosed in Alberta Star's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 27, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director